Exhibit 21.1

Subsidiaries of Collegium Pharmaceutical, Inc.

Subsidiary	Jurisdiction of Incorporation
Collegium Securities Corporation	Massachusetts
Collegium NF, LLC	Delaware
BioDelivery Sciences International, Inc.	Delaware
Arius Pharmaceuticals, Inc.	Delaware
Arius Two, Inc.	Delaware